                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number:  0-21044

                           NOTIFICATION OF LATE FILING

        (Check One): [X]  Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR
         For Period Ended: DECEMBER 31, 1998
                          ------------------------------------------------------

[ ]Transition Report on Form 10-K             [ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F             [ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K
         For the Transition Period Ended:
                                         ---------------------------------------

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
     TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

     Item 6. Selected Financial Data; Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; Item 8. Financial Statements and Supplementary Data; Item 14(a)(1), List of Financial Statements,
Item 14(a)(2) List of Financial Statement Schedules; Exhibits 11.1, 23.1 and
27.1.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    UNIVERSAL ELECTRONICS INC.
                       ---------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------
Address of principal executive office (STREET AND NUMBER)

         6101 GATEWAY DRIVE
--------------------------------------------------------------------------------
City, state and zip code   CYPRESS, CALIFORNIA  90630
                        --------------------------------------------------------

                                     PART II

                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     In the final stages of the Company's audit of its 1998 financial statements, an issue came to the auditor's attention which it has been unable to address with the appropriate management personnel of the Company. The issue relates to the classification of certain costs and expenses in the Company's income statement. The auditors requested additional information supporting the Company's presentation. The Company believes that once it has an opportunity to compile the requested documentation it will be able to support its presentation and answer the auditor's questions. However, the compilation of this supporting documentation has taken the Company more time than originally estimated. Therefore, pursuant to Rule 12b-25(e)(1), on March 31, 1999, the Company filed the balance of the information in the Form 10-K not impacted by the information which is the subject of the auditor's continued review.

     The Company advises the Commission that the compilation of the requested information, which would allow the timely filing of the complete Form 10-K for the year ended December 31, 1998, would have required the Company expend unreasonable effort or expense. The Company undertakes, pursuant to Rule 12b-25(b)(2), to file the remaining portions of its Form 10-K no later than the 15th calendar day following the prescribed due date.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
           PAUL D. ARLING                        (714) 820-1000
--------------------------------------------------------------------------------
           (Name)                           (Area code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes  [X]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           UNIVERSAL ELECTRONICS INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  APRIL 1, 1999       By /S/ RICHARD A. FIREHAMMER, JR.
     ----------------       ------------------------------
                            Richard A. Firehammer, Jr.
                            Senior Vice President, General Counsel and Secretary

               INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT                              DOCUMENT                              PAGE
-------                              --------                              ----

    A          12b-25(c) Statement of PricewaterhouseCoopers LLP             5